US SEC̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶̶COMMISSION
49

UF 3-12-04

|||||||||||||||||||||||||
04003814

Annual Audited Report	·rs and Dealers	Sec File No.
Form X-17A-5	Securities	
Part III	Exchange Act of 1934 and Rule 17a-5 Thereunder	8-53062

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

Willow Cove Investment Group, Inc.   Firm ID No. 107824

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9444 Waples Street, Suite 460
(No. and Street)

| San Diego | California | 92121 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous, Fin-Op   (949) 283-5591
                                                   (Area Code --Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Mendoza Berger Company LLP
(Name -- if individual, state last, first, middle name)

| 5500 Trabuco Road, Suite 150 | Irvine | California | 92620 |
| (Address) | City | State | Zip Code |

CHECK ONE:
  _x_ Certified Public Accountant
  _ Public Accountant
  _ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 24 2004

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*   Claims for exemption from the requirement that the annual report be covered by the opinion of
         an independent public accountant must be supported by a statement of facts and circumstances
         relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Reyheena Eidarous, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Willow Cove Investment Group, Inc. (the "Company") as of December 31, 2003 and for the year then ended are true and correct. I further affirm that neither the Company nor any stockholder, officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

_____
Notary Public

ANASTASIA KAZYAK
Commission # 1273510
Notary Public - California
Orange County
My Comm. Expires Aug 11, 2004

This report ** contains (check all applicable boxes):

. (x)　　　　Independent Auditors' Report
(x)　(a)　Facing Page.
(x)　(b)　Statement of Financial Condition.
(x)　(c)　Statement of Income (Loss).
(x)　(d)　Statement of Cash Flows.
(x)　(e)　Statement of Changes in Stockholders' Equity.
( )　(f)　Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)　　　　Notes to Financial Statements.
(x)　(g)　Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )　(h)　Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )　(i)　Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( )　(j)　A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( )　(k)　A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)　(l)　An Oath or Affirmation.
( )　(m)　A Copy of the SIPC Supplemental Report. (Not Required)
( )　(n)　A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**　For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

WILLOW COVE INVESTMENT GROUP, INC.
Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2003
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2003

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants
Independent Auditors' Report

Board of Directors
Willow Cove Investment Group, Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Willow Cove Investment Group, Inc., (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC) as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Willow Cove Investment Group, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 12, 2004

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current assets:		
Cash	$	6,797
Securities owned (Note 3):		
Marketable securities		52,602
Due from clearing organization		1,293
Officer advance		28,995
Prepaid expenses		4,332
Total current assets		94,019
Goodwill (Note 2)		58,976
Clearing deposit		12,734
Total assets	$	165,729

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable	$	345
Accrued expenses		7,095
Total current liabilities		7,440
Commitments and contingent liabilities (Notes 6 and 7)		-
Stockholder's equity (Note 4):		
Common stock, no par value, 25,000 shares authorized, 1,000 issued and outstanding		100
Additional paid-in capital		536,192
Accumulated deficit		(378,003)
Total stockholder's equity		158,289
Total liabilities and stockholder's equity	$	165,729

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:		
Commission income	$	27,009
Consulting income		255,515
Other income		4,890
Unrealized loss on securities		(434)
Total revenues		286,980
Expenses:		
Salaries		19,010
Officers' salaries		140,956
Bonus		14,584
Payroll taxes		20,505
Commissions and fees		14,434
Clearing charges		12,293
Accounting		8,700
Legal fees		3,723
Regulatory expenses		6,405
Rent expense		47,390
Supplies		10,452
Miscellaneous		24,750
Parking and taxi expense		2,596
Dues and subscriptions		10,596
Insurance		5,279
Printing		2,855
Total expenses		344,528
Net loss before provision for income taxes		(57,548)
Provision for income taxes (Note 5)		(800)
Net loss	$	(58,348)

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance at December 31, 2002	1,000	$ 100	$ 443,231	$ (319,655)	$ 123,676
Expenses paid by Parent	-	-	92,961	-	92,961
Net loss	-	-	-	(58,348)	(58,348)
Balance at December 31, 2003	1,000	$ 100	$ 536,192	$ (378,003)	$ 158,289

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss	$	(58,348)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized loss on securities		434
(Increase) decrease in operating assets:		
Due from clearing organization		5,888
Officer advance		(28,995)
Prepaid expenses		(4,332)
Clearing deposit		(66)
Increase (decrease) in operating liabilities:		
Accounts payable		(7,279)
Accrued expenses		(477)
Total adjustments		(34,827)
Net cash used in operating activities		(93,175)
Cash flows from investing activities:		
Securities earned		(139,531)
Purchase of securities		(66,954)
Proceeds from sale of securities		178,484
Net cash used in investing activities		(28,001)
Cash flows from financing activities:		
Contributed additional paid-in capital		92,961
Net cash provided by financing activities		92,961
Decrease in cash		(28,215)
Cash at beginning of the year		35,012
Cash at end of the year	$	6,797

1. **BUSINESS DESCRIPTION**

Willow Cove Investment Group, Inc., (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC) (the Parent) is a registered Securities Broker-Dealer, a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Retailing corporate equity securities over-the-counter, 2) Retailing corporate debt securities, 3) Underwriter or seller group participant (corporate securities other than mutual funds) on best effort basis only, 4) Mutual fund retailer via subscription applications and 5) Private placement of securities.

All securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Income Taxes

Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the date of enactment.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost, which approximate fair value.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at August 6, 2001, the date of the Acquisition. In accordance with SFAS 142, the goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test.

The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2003, the Company does not believe any impairment of goodwill has occurred.

3. **SECURITIES OWNED**

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Trading securities: Marketable equity securities	$ -	$ (434)	$ 52,602

4. **CAPITAL STRUCTURE**

The Company was originally incorporated in the State of Washington. In 2003, the Company changed the State in which it is incorporated to California. In conjunction with the change, the Company increased the total number of shares of common stock authorized to 25,000 and did not increase the total number of shares issued and outstanding at December 31, 2003.

5. INCOME TAXES

The components of the net deferred income tax asset is as follows at December 31, 2003:

Deferred income tax asset:	
Net operating loss carryforward	$ 162,000
Valuation allowance	(162,000)
Deferred income tax asset, net	$ -

The Company had available approximately $375,000 and $343,000 of unused Federal and state net operating loss carryforwards, respectively, at December 31, 2003, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal and California state purposes in 2023 and 2015, respectively. The State of California has suspended the use of net operating losses for the years ended December 31, 2002 and 2003. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards. The Company has recorded the minimum California income tax expenses of $800 for the year ended December 31, 2003.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2003, a valuation for the full amount of the net deferred tax asset was established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Office Lease

The Corporation leases its offices on a month to month basis from a stockholder of the Parent. Rent expense for the year ended December 31, 2003 was $47,390.

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

7.   **CONCENTRATION OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with whom it conducts business.

8.   **RELATED PARTY**

The Parent of the Company pays for certain expenses of the Company, for which it is generally not reimbursed. In 2003, $92,961 of such expenses were paid by the Parent, for which it was not reimbursed, including partial rent, overhead and administrative expenses. Reimbursement of such expenses were waived by the Parent through approval by their Board of Directors and treated as a capital contribution to the Company.

9.   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $57,841, which was $52,841 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

10.   **RESERVE REQUIREMENTS FOR BROKERS OR DEALERS**

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

Supplementary Information

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

Net capital:
Total stockholder's equity		$ 158,289
Total stockholder's equity qualified for net capital		158,289

Deductions:
Non-allowable assets:
Officer advance	$ 28,995	
Prepaid expenses	4,332	
Goodwill	58,976	92,303
Tentative net capital		65,986

Haircuts
Money market	255
Marketable securities	7,890
Net capital	$ 57,841

Aggregate indebtedness:
Items included in statement of financial condition
Accounts payable	$ 345
Accrued expenses	7,095
Total aggregate indebtedness	$ 7,440

Computation of basic net capital requirement
Minimum net capital required	$ 5,000
Excess net capital	$ 52,841
Ratio: Aggregate indebtedness to net capital	0.13 to 1

Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2003):
Net capital as reported in Company's Part II-A (unaudited) FOCUS report:	$ 64,832
Audit adjustment to record accrued salaries	(6,296)
Audit adjustment to record income tax expense	(800)
Reversal of non-allowable amount	105
Net capital per above	$ 57,841

11

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

Not applicable.

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2003

Not applicable.

WILLOW COVE INVESTMENT GROUP, INC.
(A Wholly Owned Subsidiary of LM Squared Investments, LLC)
**SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2003**

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.

Certified Public Accountants

___

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Willow Cove Investment Group, Inc.
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Willow Cove Investment Group, Inc. (the Company) (a wholly owned subsidiary of LM Squared Investments, LLC), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
February 12, 2004